IN MEDIA CORPORATION
4920 El Camino Real, Suite 100
Los Altos, CA 94022


September 23, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549
For attention of Kevin Stertzel

     Re: In Media Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2110
         Filed March 31, 2011
         File number: 000-54359

Dear Sir,

As discussed in our telephone conversation on this matter last week, I am submitting a draft of our ready-to-file Form 10K/A for year ended December 31, 2010 which, apart from final dating, incorporates all the various amendments and clarifications developed over the series of four SEC comment letters. I spoke with Jessica after our last call, but she was unable to provide me with any feedback on the SEC's response to the legal aspects of our response to the fourth comment letter until she had presented that response for a second attorney review. As she couldn't predict how long that process would take she suggested I present my draft for your informal accounting review and approval prior to filing an official amendment. Hopefully, there will be no more legal comments, and you will be able to approve the draft amended filing so we will be in a position to file without further delay once she receives confirmation from second reviewer.

Sincerely,


/s/ Nitin Karnik
----------------------------
Nitin Karnik
Chief Executive Officer